PEARSON

14 October 2002

02 DEC -2 AM 8:36

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc

Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Eight Forms G88(2) - Return of Allotments of Shares

2. Two announcements

3. Press Releases –
   - ***NCS Pearson launches...............***
   - ***Pearson inks deal with IBM ....***
   - ***Transcript of Marjorie Scardino's speech...........***
   - ***Penguin Putnam's William Trevor ....***
   - ***NCS Pearson launches exclusive ....***
   - ***Goldman Sachs Communacopia Conference.......***
   - ***NCS Pearson wins two federal contracts..........***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

dlw 12/4

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN
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02 DEC -2 AM 8:36

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	SEP	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6093		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 6093
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cesse **Date** 11/9/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT6

Tel 01903-833202

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	8	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,069		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.276p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited 142CN A/C ESOS Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 2,069
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/9/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/6454

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	8	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,160		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	3.027p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited 142CN A/C ESOS Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 20,160
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/9/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/6453

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	9	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	86	172	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	126.5p	143.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BNY Nominees Limited BO011 Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 258
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Wm Cone **Date** 18/9/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/6503

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	09	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	8,512		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	584.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Charles Anthony del Tufo Address Manor Farm Cottage North Road Amersham Buckinghamshire UK Postcode HP6 5NA	Class of shares allotted Ordinary	Number allotted 8,512
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed John Cannon **Date** 18/9/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/TW6504
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sh

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,243		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	651.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 5,243
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [illegible] **Date** 18/9/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/6440 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	09	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	1,001		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	505.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 1,001
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4/10/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/6542
Tel 01903-833692
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	18	**SEP**	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,774		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.94		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 4774
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed June Cosse **Date** 30/9/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT8

Tel 01903-833202

1 October 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

Non-Executive Directors' Share Purchase Plan

Please find below details of purchases of ordinary shares made today under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Lord Burns	291	0.000036%	510.92p	1,693	0.00021%
Reuben Mark	378	0.000047%	510.92p	11,837	0.00148%
Vernon Sankey	291	0.000036%	510.92p	1,666	0.00021%
Gurvirendra Talwar	1,198	0.000149%	510.92p	6,848	0.00085%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully

Stephen Jones
Deputy Secretary

SAJ/DC

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

3 October 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 848894

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 80,088,886 shares, now represents 9.99% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

S. Jones.

Stephen Jones
Deputy Company Secretary

As of 1 October 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**80,088,886**	**10.00%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	49,580,210.00	6.19%
• Capital International Limited	11,291,842.00	1.41%
• Capital International S.A.	3,760,867.00	0.47%
• Capital International, Inc.	7,838,695.00	0.98%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule of holdings in Pearson plc
As of 1 October 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	7,460,907
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,162,790
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	19,586,196
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	567,035
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	10,138,800
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,147,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,058,600

Citibank London 11 Old Jewry London EC2R 8D8 UK	775,986
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,718,292
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	20,800
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	88,800
State Street Bank & Trust Co.	58,100
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	35,900
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	5,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	15,700

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	93,100
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	639,304
Clydesdale Bank plc	2,300
TOTAL	**49,580,210**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	366,462
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,096,092
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	136,400
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,313,626
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	82,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,467,058
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	54,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	80,000

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	242,559
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,616,168
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	45,600
State Street Bank & Trust Co.	211,000
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	31,500
Citibank NA Toronto	7,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	608,836
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	578,800

Mellon Bank N.A. London Branch London United Kingdom	103,116
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	27,525
Bank One London	153,100
Clydesdale Bank plc	61,800
TOTAL	**11,291,842**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	10,636
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	91,727
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,198,199
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney HIll EC4R 0E, United Kingdom	438,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	329,318
Citibank London 11 Old Jewry London EC2R 8D8 UK	27,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	50,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,900
Morgan Stanley	4,300
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	903,518
J.P. Morgan	101,800
State Street Bank & Trust Co.	27,000
National Westminster Bank	76,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	72,500
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	44,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	15,027

Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	161,152
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	173,000
TOTAL	**3,760,867**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,509,283
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	706,190
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,584,740
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	141,500
Deutsche Bank Mannheim	11,600
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	675,298

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	123,200
State Street Bank & Trust Co.	772,500
Citibank	33,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	23,900
Citibank NA Toronto	116,857
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	62,700
Chase Manhattan Nominee Ltd. Australia	15,227
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**7,838,695**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,117,272
TOTAL	**7,617,272**

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 615 0469
Fax (213) 486 9698

2 October 2002

BY FAX - ORIGINAL IN POST
(44 207 010 6718)

8848894

Pearson plc
80 Strand
London WC2R 0RK
UK

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 1 October 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 800,688,971 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)615-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 1 October 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (800,688,971 shares outstanding)

Number of shares in which the Companies have an interest:

80,088,886

Name(s) of registered holder(s):

See Schedule B

PRESS RELEASES

NCS PEARSON LAUNCHES STATE-OF-THE-ART TESTING CENTERS

05-09-2002

NCS Pearson today announced that it has launched Pearson Professional Centers, its company-owned and operated computer-based testing centers. The first client to test in the Pearson Professional Centers is the American Society for Clinical Pathology - Board of Registry (ASCP - BOR), under a three-year exclusive contract for test delivery services.

The Pearson Professional Centers is a growing network of 200 testing centers, conveniently located in professional business settings throughout the U.S. and its territories. The patent-pending testing center design offers the highest level of exam delivery security and control in the industry and meets the most exacting requirements of high-stakes testing programs.

"We have observed the growing demand for increased security in high-stakes testing, and in response have committed a substantial, long-term investment to establish these state-of-the-art testing facilities," said Bob Whelan, vice president and general manager of Pearson Professional Testing. "We are pleased with the launch of testing services for the ASCP - BOR and look forward to continued success with the expanding list of organizations that are choosing to test in the Pearson Professional Centers." Beginning on October 1, 2002, Pearson Professional Centers will deliver the NCLEX® Examination for the National Council of State Boards of Nursing, Inc., under a seven-year, exclusive agreement.

The ASCP - BOR is widely accepted as the most influential leader in the certification of medical technologists. The ASCP's membership consists of more than 11,000 pathologists and other physicians and more than 130,000 laboratory professionals. More than 380,000 certificates have been issued to date. The ASCP - BOR certifies individuals who meet given academic and clinical prerequisites and who achieve acceptable performance levels on examinations. Certification examinations are administered year-round using computerized adaptive testing.

"The Pearson Professional Centers provide the high-quality testing environment we desired for our examination candidates," said Kory Ward-Cook, Ph.D., MT (ASCP), CAE, senior vice president for ASCP, executive director of the BOR. "The carefully controlled testing center environment and the professional testing center staff provide a positive reflection of

our program to our examination candidates."

About NCS Pearson

NCS Pearson is a global provider of applications, services and technologies for education, testing, assessment, government and complex data management. Through its electronic testing business, Pearson Professional Testing, NCS Pearson implements innovative testing solutions that enhance the performance, reliability and security of professional licensure and certification testing programs throughout the world. NCS Pearson operates as a business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson plc, the international media company.

For more information about Pearson Professional Testing, visit www.vue.com/sponsors.

Contact Information

David Hakensen (952) 681-3040
Kris Hudson (952) 995-8886

PEARSON

PRESS RELEASES

PEARSON INKS DEAL WITH IBM TO SUPPORT SHARED COMPUTER SYSTEMS FOR PUBLISHING PROPERTIES

12-09-2002

Pearson and IBM today announced a seven-year initiative that will speed the creation of a cross-enterprise computing platform that will support the needs of Pearson's publishing, information and education businesses. The agreement -- which initially includes The Penguin Group and Pearson Education -- covers U.S. operations across thirty locations in eleven states.

Working with IBM, Pearson plans to improve the efficiency and performance of its computer systems and reduce technology spending in The Penguin Group and Pearson Education. The companies will consolidate the operations of many of Pearson's less powerful servers into a smaller number of high-capacity systems and deploy the IBM eServer p690, code-named "Regatta," to support Pearson's SAP system, which houses critical business applications for as billing, inventory control, order entry, product distribution, inventory, payroll, human resources and sales reporting. Pearson is also teaming with IBM's business recovery and continuity experts to ensure that its computer systems can continue to perform critical business functions in the event of a business disruption.

As a result of the relationship with IBM, more than 70 Pearson employees will join IBM to support Pearson's data center operations, which will be managed from Pearson's facilities in New York City and New Jersey.

"IBM will bring us economies of scale while maintaining the flexibility of our operating units," said Bill Gauld, chief information officer, Pearson plc. "IBM will help us establish a unified technology platform for all of Pearson."

"Through this agreement, Pearson is placing itself at the forefront of an outsourcing trend in the publishing industry," said John Evers, vice president, media and entertainment, IBM Global Services. "We will help Pearson unite computing systems and reduce operating costs while improving the performance of the technologies that supports the company's core operations."

About Pearson, plc

Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing. Pearson Education is the world's leading

learning company. Its textbooks, online learning tools and testing and assessment programs help to educate more than 100 million people worldwide. Penguin Group publishes an unrivalled range of fiction and non-fiction, bestsellers and classics, children's and reference works for audiences in over 100 countries. The Financial Times and its network of business and financial newspapers and online services informs the daily decisions of more than 4 million businesses and investors worldwide. For more information, visit http://www.pearson.com

About IBM Global Services

IBM Global Services is the world's largest information technology services provider, with approximately 150,000 professionals serving customers in 160 countries and annual revenue of $35 billion (2001). IBM Global Services integrates IBM's broad range of capabilities - services, consulting, hardware, software and research - to help companies of all sizes realize the full value of information technology. For more information, visit www.ibm.com/services.

Contact Information

Luke Swanson, Pearson
+ 44- (0) 20 7010 2313
luke.swanson@pearson.com

Nancy Kaplan, IBM
914-766-4265
nkaplan@us.ibm.com

PRESS RELEASES

TRANSCRIPT OF MARJORIE SCARDINO'S SPEECH TO THE LEHMAN BROTHERS EUROPEAN MEDIA SEMINAR

16-09-2002

Click here to download the transcript (.PDF, 111kb)

PRESENTATION BY MARJORIE SCARDINO
CHIEF EXECUTIVE, PEARSON

AT THE LEHMAN BROTHERS EUROPEAN MEDIA SEMINAR
16 SEPTEMBER 2002

Thank you, Guy.

Hello everybody, you look awfully familiar many of you, so maybe the introductory remarks I have to make will be things you've already heard.

We will spend most of our time on questions and answers but I just wanted to make a few comments that I think are really key to the understanding of Pearson these days and our potential over the next few years.

The first thing you will have heard me say before perhaps. It is that advertising, or really the lack of advertising over the last 18 months has been the dominant factor in our performance. I think this is something that people have missed. We have been passionately interested in performance in Pearson since I came, but it was a pretty savage downturn, the advertising downturn, and it hit our earnings by about £120 million last year. That's a pretty precipitous fall for any company to cope with.

We had made some plans for a downturn but we have not in our *history* - and we have looked back about 75 years - seen any kind of a downturn like this, so that really masks the fairly strong performance we had in our education business and in our consumer publishing business. Had it not been for that advertising downturn, we would have delivered our fifth straight year of double digit earnings growth.

In the FT in this kind of environment we're really focused on managing our cost base, as you've heard us say before. If the second half of this year is the same as the second half of last year we will see advertising demand that is 50% lower than it was in 2000. If that demand holds at 50% lower we will still however make a profit at the FT, which is more than some of our competitors can do, I think. And what we do know is that when the advertising market rebounds and corporate confidence increases we will be in great shape to benefit from that.

So we are emerging pretty bloody in the FT war but pretty unbowed and pretty confident about the future. And that I think is the other thing I want to say to you. There are a few reasons why we are highly confident about the future, the 2002-2003 future in particular.

Each of our businesses is a leader in its market and is continuing to perform strongly. Pearson Education is on track to deliver the kind of revenue growth we've been talking about overall, over all its markets, 3 to 5% revenue growth this year even though the school publishing business as we have been saying for the last year is going to be flat to down about 3%. The impact of federal legislation is going to be very good news for us over time but it is not going to help 2002. That will begin to come through in 2003 and very strongly, particularly in the testing business in 2004.

Looking further ahead, only our company has all of the moving parts to integrate education, and I'd love to talk about that if anybody asks some questions about the integration of educational software and textbooks and testing. That is our great vision for education and only we can accomplish it.

Penguin is going to deliver double digit profits growth this year. That's buoyed by a very very strong autumn publishing schedule, and by the complete turnaround of Dorling

Kindersley. DK is going to make, as we've said, around a 5% margin this year. And our businesses in the corporate advertising, corporate training and IT spending department are all benefiting from rapidly reduced cost bases and they are pretty geared to an economic recovery should we see one, but we don't expect it, sadly.

Our major moves are also paying off. NCS is very much on track to deliver 15% revenue growth and even greater profits growth this year as it is completely integrated into Pearson Education. We are in a great position to take advantage of the new testing opportunities in the Bush Bill, and we have taken some new contracts that neither NCS nor Pearson could have anticipated at the time. The US Navy contract and the TSA contracts are good examples. And finally Dorling Kindersley is really going to add not only to our bottom line for Penguin but to a whole new generation of schoolbooks, which is something that we didn't think we could make as much of as we have made.

FT.com is doing great, it's blended its advertising model with subscription services and they are coming through very strongly. Our new subscription service which has only been on stream about four months has signed up more than 20,000 subscribers, and it's very much on track, it will break even in the 4th quarter.

With our major portfolio changes behind us we are very focused in the company on making better returns. We are on track with our reduction of working capital project to reduce working capital by 5% this year, even though we will be increasing our investment in the text book business because next year is a much much better adoption year for all of us.

And so we will deliver a sharp earnings recovery in 2002 and 2003, I think investors can feel confident about that. Our internet costs will be down, the cost of developing all those enterprises which incidentally were very connected to our newspaper and education businesses, will be substantially lower again next year. We have used the proceeds from our 22% stake in RTL as you know to reduce our debt, and so that lower level of debt will bring down our interest charge to below £100 million which will help also. So, even in this deepest recession that we've seen in a long time we are going to deliver strong earnings growth. I hope that gives you a sense of our confidence which is very good, and I would be delighted to answer any questions that Guy has and then all of you.

QUESTIONS AND ANSWERS

Q: Could you talk a little about the college market, Marjorie. What's driving growth there, and what are the prospects going forward for that business?

Marjorie Scardino: Well as you know our college business is the biggest college business in the market. We have about a 34% market share in college. And good margins, about 20% margins. The drivers really are demographics, which are very favourable. There were about 15 million college students in the US in 2000 and about 16.5 million expected in 2010 which is about twice the growth rate of the college market over the previous ten years.

I think part of what's driving it other than demographics is that people are figuring out that the gap between those who have been to college and those who have not, is growing in wage terms, and therefore its fundamental to anybody's career and anybody's prospects that they go to college. And they're going to college and they're staying longer. Particularly in hard times we've found that people go seek additional college degrees or a college degree during hard times when jobs are short or job prospects are not good. And that's happening and that really helps our business. Finally technology is really increasing our college business. We have been leader in technology, we've really been on the cutting edge of that, and so we've been able to meld text material and web material and that really has helped us keep our prices high and grow our business.

Q: Is there any scope for your testing business in the college market?

MMS: We do score the college entrance exam, the ACT, and that's a great contract for us. Testing in college however is usually decided on at the course level, and at the school level, and so I'm fairly sceptical about the opportunities for us. That tends to be a pretty low margin business and so it's not one that we're aggressively edging toward, in particular.

Q: And how economically sensitive is college compared to school for example?

MMS: Well it's been a pretty resilient business, growing at a relatively good pace over the cycle. At the half year sales were up 15% in our college business against about 6% in the industry. So I think that our size and scale gives us tremendous charge over the costs and helps us to grow that business ahead of the market.

Q: One of the things you touched on was the working capital improvement. How will you deliver that and will it be sustainable in 2003?

MMS: We're going to get our gains in working capital through efficiency, inventory management, faster collection of debts and so on. Even though we will be using more working capital in plant, because next year as I said is a higher adoption year for the school business. We'll be participating in more adoptions than we did this year, including for instance $300 million worth of social studies adoptions. That means we need to invest this year in plant but we'll still have that working capital reduction in spite of that.

Our goal will be to continue to wind down our use of working capital so that the working capital to sales ratio increasingly improves over time.

Q: A question on the school business. I think you've said for some time that you thought it would be 0 to minus three this year. I think your peers had more aggressive numbers and

now your peers seem to have come down a bit. So I'm just wondering whether there will be a step down in your own expectations?

MMS: No, that was always our prediction and I think we were pretty right about it. We were a little bit optimistic about the FT and we sat down and examined all of our projections about 18 months ago and said we don't want to be overly optimistic again. We looked hard at the school markets, saw that the adoption year was very much less exciting, and saw that you didn't know what was going to happen with state budget expenditure because you didn't know what was going to happen with tax receipts. So we decided that that was our outlook and I think we were more right than others.

Q: Could you talk about your medium to longer term growth strategy in the education market. Given your high market shares and margins, where can you go? What are your prospects for expansion?

MMS: Well, that's a good question. As you know we and McGraw-Hill have about 24% each of the school publishing market, Harcourt has about 18% and Houghton Mifflin are around 12%. So we have a pretty big school business.

We don't have a very big supplemental business. As more and more states strive to help each child learn to read and calculate at grade level, which is the objective of the Bush Bill, they need more supplemental materials because the core curriculum materials aren't doing their job. So supplemental is one area for us to grow.

Testing is certainly another. Schools don't have a P&L, they only have student performance. So the only way they can figure out if they're getting a return on their investment in students is to test, and that's a requirement of Bush Bill as well.

We're the biggest testing company in America. The American testing industry is about a $400 million business, and we reckon that the Bush money is going to double the size of that testing business over time. That money won't start to come through until 2004 because the states aren't required to meet the bill's requirements to test every child grade 3 through 8 in reading and math till 2005. So, we'll expect to see good growth out of testing.

We are the biggest to start to do online testing. So the three biggest contracts that have been led have been Georgia, Maryland and Virginia, we have made, sold, implemented, online testing already. It's running in Virginia right now. We have solved many of the security problems that states worried about in doing online testing.

One of the by-products of our online testing system is that it allows the school to disaggregate data. In other words, not just report how all the students in a particular grade or class or school did, but how all the girls and how all the boys did, and how all the white students and African American students and Latino students did. This is a federal government requirement, and so we're finding a lot of people buying parcels of our online testing program who don't really want to do online testing yet but do want to disaggregate data, so that's another area for growth for us.

Beyond that we are the largest teacher online, so we have a $250 million electronic education business. That includes Waterford which is early reading, KnowledgeBox which is a virtual broadband business, and all sorts of other products.

That business is only going to grow, and it's going to be integrated with textbook businesses. If you think that the aim is to teach each and every child, the only way you're going to be able to do that is to test each and every child and figure out when he stops learning. You need a lot of information to figure out how to help him, how does he learn

best, what are his deficiencies, what are his particular problems, health problems or whatever, and then fashion a program for him. That's the long term future of education where we think we will make a lot of money. We can do this because we have enterprise solutions for schools, we have testing and data collection and we have school materials. So that's our long-term future.

Q: What about the growth prospects for education internationally?

MMS: International is a variable feast. I'd say right now that North Asia and Canada are fantastic, doing very well, great growth prospects. Latin America and Europe, not so good. English language teaching where we're the largest is a very good business internationally, centred in Asia; and technology publishing, which we are very big in throughout Europe and is part of our international group, is a terrible business right now. We'll continue to be the biggest technology publisher because it won't go away, but we're really scaling down that business. So growth in North Asia, Canada, ELT, very much, but not in the other areas.

Q: You mentioned online teaching methods. What's the timeline for take-up of those?

MMS: Well two things. Some are being taken up already. Our Waterford program is an online program that uses animation and music and verse and teaches very young children to read, it really goes from four-year-olds to third graders. Because that has a research base which proves it works, the take-up is huge. So that's gone from a $5 million business in 1997 to an $80 million business today and it'll continue to grow quite fast.

The mix of online materials and paper based course materials is what's happening mostly in classrooms. If you can have some sort of integrated programme which uses online tools particularly to help students who are falling behind, to test them and figure out how to fix their problem, then that will grow pretty fast. But pure online teaching I think is slower than we'd all like it to be.

Q: I've got three questions if that's alright. Just on the college business, I think Reed made a comment about its decision to divest the Harcourt college business, saying that margins weren't sustainable in that business in the future, so could you comment first on that? Can I ask whether you're seeing any impact from the Houghton Mifflin situation at the moment, whether you're seeing any sort of competitive change or any reluctance to invest? And lastly on NCS, as you say there have been some positive surprises but how is it performing against the return on capital expectations that you outlined at the time of the acquisition?

MMS: OK. Well on the college business I heard a report that Crispin had been playing tennis with somebody and they said well if you could have anything in the world that you wanted for your education business what would it be, and he said, Pearson's higher ed business. I checked with Crispin and he told me that was true.

There is pressure on margins in college because prices are high. And so we have to look all the time at whether we're delivering value, and as I said the mix of online and textbooks has turned out to be a very good mix. We've been competing recently with some people around who will remain nameless who tried to compete on price and that didn't work out, because the quality of the college text material, as it relates to the professor's curriculum, is everything. So if you got that right you win and if you've not got that right you don't win.

So our margins in the College business are around 20%, They have held up and we project they're going to continue to hold up.

On Houghton Mifflin we don't really see any pressure or any competitive change. I don't think it changes much. There are two front-running businesses in that market, ours and McGraw-Hill's. Harcourt is doing very well, and Houghton is some way back and that will continue to be the case. I think that the bigger challenge in school business is definitely convergence, the convergence of paper and online, much more than it is competition.

On NCS, I guess the best way to answer is to say that we did an impairment review at the end of 2001 and we didn't even have a debate about it with our auditors. We were very very comfortable that we were well within what we expected our returns to be. It's doing pretty much just as we expected. So I think it's a great acquisition, we're very happy with it.

Q: You mentioned your increasing number of school adoptions that you're competing in next year, why are you doing that now? The other question was on testing. We've seen in the UK that lots of teachers have got very anti-testing, and it's all got a bit ugly. Is there any sense that that could happen in the US? And third, what's the benefit of linking textbooks and testing?

MMS: We'll talk about the adoptions first. Our approach, and this has been true for several years since we bought Simon & Schuster, is that we want to be very very rigorous about which ones we participate in. I guess you could argue that it would improve our top line if we participated in *all* of them but we wait for the big opportunities where we think we can win.

So, California reading was not one. They teach reading in California in a way that lends itself to a particular proprietary approach to reading that you can't sell in other states. We felt that Open Court would win - as indeed it did - so we didn't participate. We will participate more in 2003 because there's a lot of social studies adoptions. We're pretty good in social studies and we have a brand new program and it's the very first big program that Dorling Kindersley has helped us with. So it looks great. Across elementary and secondary markets, that's about a $200 million dollar adoption in Texas and we have a very good chance of taking a big market share there, so we think that's a reasonable bet for us.

We're here for profits, we're not really here to take market share. That's been our approach to it.

There's a lot of discussion about whether teachers like testing, but the simple fact is there's no way you can judge how schools are doing other than to test the students and figure out if they'd learned what they were supposed to learn. And so that's the approach of the Bush bill, and that's going to be behind lots of federal spending in education. I hope that our vision comes true and what happens is eventually testing becomes an individualised tool, so we're testing *you* to find out why it is that you're not catching on to algebra and what it is that we need to do to bring you up to speed. I think the cynical assumption is that not all kids can learn, but surely that's not true; and so if we can work out a way to find out why a child hasn't learned, which I think you can only do with a sort of low impact testing, then I think that's the secret to everything.

And so that takes me on to the third question which is, what is it about embedding testing in school programs. It is that you create a secondary math program that every time it addresses a new concept, sends the students to the computer, and he answers a few questions and you can figure out what he's got. Take him on at his own speed if he's got it, and stop him and fix it if he doesn't have it. That's what I think is going to change American education and I hope education around the world sooner or later.

Q: On international could you give us a little colour on your strategy there, in particular how it divides between ELT and the rest of the business? And also is it acquisitive growth or organic growth?

MMS: Well right now the best region for us internationally is Asia, where there is huge demand to learn English. Our business is institutional, we sell through English language schools, and that's a great business for us. So I think that any investment we did would focus first on Asia. Latin America is very spotty. We have a pretty good business in Mexico, we had terrible markets in Chile and Colombia, and so we've scaled those right back to sales offices and they're going pretty well. If we can just hit the level we did last year that'll improve profits by $25 million because that was the swing through our P&L last year.

On the whole international is a business which we have to watch quite closely. The UK and Europe fall in our international business and the college business in the UK is a great business, but we aren't a very big player in the school business in the UK. There's growth for us in that as there is in the testing business in the UK, but it's not yet a very big business for us.

Q: And is continental Europe off the agenda?

MMS: France probably is because the French really don't welcome other nationalities as publishers for their school children. We are a big publisher in Germany, but a large part of that business is a technology publishing company and as I said it's pretty rotten right now. In Spain we have an excellent education business and it's growing in double digits. So that's a very good area for us and of course our English language teaching business has as its second most prominent native language Spanish, so, that's a great business for us too. We would invest in that as well. Most of the investment you will see from us will be organic growth, we really have all the moving parts we need in the education business. We really don't need to make any big acquisitions.

Q: What about testing, because obviously you've got a lot of leading technology and leading expertise in the US in testing, and the US is well ahead of the rest of the world. Is that a market that could grow internationally in five years time or is it a next year kind of thing or is it just not on the agenda at all?

MMS: It's very much on our agenda. Our best candidates for that are the UK and Australia. We have a couple of small testing contracts in the UK. We test all the trainee teachers in literacy and numeracy and IT for the UK government. That's all online testing so it's a good high margin business but it's a pretty small contract. We have a contract with the QCA to collect and disseminate key stage information about students. And we have a pilot going on for online marking of GCSEs. That could be of great potential, if it goes well, and it's going pretty well.

The UK is highly inefficient in marking exams, they spend three times as much per student on exams as American schools do, and they spend a third as much on educational materials as American schools do. So they could really use some efficiencies in marking GCSEs. Even if you didn't add technology you could do a lot better, and we think that's good potential and Australia's pretty much the same.

Q: When you look at European markets for your education business, do you think you could get some pieces out of Vivendi Universal Publishing, particularly in France and Spain?

Well as I said I don't think we're going to be the big acquirers, we do have all the pieces that we need.

Obviously they've talked to every education publisher about twelve times and they do have Spanish and French assets. But what Vivendi have said is that they will probably only sell the French business to somebody who has a French partner, because they don't think the government would approve it otherwise. A French partner really means the only other big education publisher there, Hachette, and that means Hachette will have a monopoly on the market so I don't really see that that sounds like very much fun

We already have a big enough Spanish business and Anaya is number 2 in that market. They do have a fairly strong Latin American business which looks, as you know, fairly unappealing right now.

Q: *Crispin was characterising the impact of the slowdown in the economy in the States and the move into budget deficits by talking about Florida and how resilient the Florida budget is for textbooks. Can you share with us any changes in the demand for your goods and services in the US because of the move into deficit, of the states?*

MMS: We've got a lot of money out of Florida too so that's good. We're the testing company for Florida, we won that $100 million contract and they do seem to continue on spending and so he's right about that

But I think what we're seeing is that typically all the adoption states have bought earlier and open territory states have bought later. And now the open territory states are buying even later than usual. That is the impact I think so far, all those open territory states, that don't have a centralised budget to draw from so you might argue have less protection, less way to sort of parcel out the money or take the money from different pots, but have to count on what their local school district has gotten out of tax receipts. So that's where I'd see it happening, if it does happen. Right now it hasn't really had a huge impact on what we've done, so far this year.

Q: On the FT you've seen this massive decline from £160 million of profits down to £50 million or whatever. Do you think that the peak level of profitability can ever be reached again, or do you think that that was a unique profitability from a unique set of circumstances in the market place?

MMS: Well it sure was a peak, and about a year ago I would have said that each time we've reached a peak, and then had a bust, we've gone back and our next peak has been higher than the previous peak.

But this downturn has really acted like none we've ever seen, so whereas other downturns may have lasted a year and a half or so, they've been gradual drifts down. This peak was a sort of a tiny dip and then a fall off a cliff.

I think it will take quite a long time because I don't think that there's ever been a conjunction of an economic downturn and such a downturn in corporate credibility, and we're fundamentally dependent on corporate credibility. If corporations don't want to put their message out, then that really hits hard our advertising customer base. So I was talking to somebody from a very large bank yesterday trying to sell them ads - trying to sell ads anywhere I can! - and they said we've got an ad campaign already, we're planning to book 18 spreads, but who wants to raise their head at this point, who wants to give our message because it's only going to be a subject of derision. So I think without corporate credibility

and the credibility of executives and the fundamental credibility of financials it's not going to happen for a while.

Q: You've got the international grouping of financial newspapers, is there actually any benefit that you get from having that cluster and what's your strategy for developing that part of the FT Group?

MMS: A couple of things. We think that first of all the FT is an overall truly international brand and it is the focus of our international growth. But we also think that by having the best business newspaper in each market, so in Spain, in France, in Germany, in South Africa and so forth, we get market intimacy that enriches the kind of coverage we have in the FT. The FT in its best practices enriches the local papers, they share all sorts of editorial people and skills and they share stories, and we do a bit of cross selling although I wouldn't want to over-emphasise that. We also have huge economies of scale, just in paper and in distribution around the world, those are really big savings for us, so it gives us that sort of advantage as well.

And finally, you look at your assets and you think is there an owner who could do better at this than we could, and one of the things that's required in newspapers is to understand and be willing to support a free press and be willing to stand by a newspaper through the cycle. You have to be willing to say, this is the greatest time for journalism and it's the worst time for revenues, and we're going to stick by this make sure the editor has the independence to state his own view in a time when there's a lot of analysis to be done. Not every owner would do that, so I think we've got that as an owner of those newspapers.

Q: IDC is the most profitable part of that division, but arguably there are other companies out there who for strategic reasons would see your stake in IDC as being very attractive. What are your thoughts about what IDC adds to the Pearson and how you add to it? Or is it really a quasi passive investment in what you see as a very attractive company?

MMS: It's not passive, I spend a lot of time with them and of course it's a great business for us right now because it's not susceptible to the cycle so it's carried on performing at the top of its form. We do look at it to see if there there owners who can make more of it than we do, and we analyse all our business that way all the time. I just finished this with Stuart Clark who runs that business and in fact we don't think there are. What they have is the FT brand behind them and the power of Pearson which they use to the fullest. The FT uses the information and the systems of IDC to great effect in their sort of small type pages, that's all IDC information and we use it for a lot of our analysis, our journalists use it heavily, so it's a very great business for us and of course it is protection against the cycle. I completely love this business right now!

Q: We expect that volume in terms of advertising for the FT will probably be stable going into the second half but I'm just wondering what you're seeing in terms of pricing?

MMS: Well we've been fairly rigid in trying to stick to our pricing and we have done that. We may find ways of selling different kinds of things that we've never sold before, but we are pretty rigid in sticking with our pricing so we haven't accepted any pressure on our prices. And that's what you should look at, revenues are what matter and volume really isn't a determining factor. So if people are keeping their volume up they're probably giving away some pages.

Q: So you're not discounting on the FT advertising?

MMS: No. Competitors always say were they bundled or were they discounted and that kind of thing. Our premise is not to do that. That's the rule. I don't go out with every single salesmen but I'll kill them if I find out that they are.

Q: What's been happening on the circulation side of the FT and on subscriptions for FT.com?

MMS: Our subscription target for the end of August was about 20,000 and that's where we are. The good part about it is we're well ahead of our revenue target because about a third of those people, which is much higher than we expected, bought the £200 service versus the £100 service. So we thought people would be much cheaper than they have been and that's been good for the revenue story. On circulation of the FT, it is broadly flat to down, it's about 487,000 right now. It's about a 500,000 circulation paper right now, it's where it ended the year last year. It's down in the UK most. It always drifts down in the UK when the market is down.

Q: I've seen people giving big piles of them away outside the tube station.

MMS: When they do that I want you to look really closely at the copy, it probably has a little sticker on it that says, "compliments of Lehman Brothers" or something like that. So somebody paid us for those copies.

Q: There's been huge growth to get the FT to around the 500,000 mark. Now that's it's there, can we expect it to keep growing, especially now that you've got the online product alongside it?

MMS: Yes, I think we should expect growth in the paper volume, and that is because it's a very convenient way to just get a beat on the news on your way to work or when you get to work or at home. So I don't think newspapers are going away.

With the online version, witness the fact that people are buying the deeper service where they can use it more for research. I think that's what it's perfect for. Now if during the day you hear a rumour or you want to check and see whether something you're following has changed, I think it's very good for that, but on the whole I don't think people are displacing the newspaper with an online version, *unless* they can't get it. In Australia we can't deliver economically the paper on the morning it's published, so we'll have a lot more online users there.

Q: Where does the next phase of growth come from?

MMS: I think it's the US and Europe. I think there's more to go for in Europe. I think as English catches on more and more it will grow. The interesting effect of our starting FT Deutschland was that for years the FT's circulation was in the 20-25,000 range in Germany, and after we started FTD our circulation shot up to 40,000. Sooner or later we'll begin to grow the FT in Asia but the Journal's been there 30 years and they've poured a ton of money in there and haven't gotten much to show for it, so, we're being fairly cautious about it.

Q: What are you expecting in terms of cover pricing? It's up to one pound in the UK surely it must be difficult to take at any higher.

MMS: It is. Do you think one pound's too much to pay for the FT? Say no!

Well, you know, this is my fault because the head of the FT did not want to increase the price. I said don't be ridiculous, the number of people you lose are all those sad people who just for 20p won't come out with the pound coin and it's so much easier. We haven't lost a lot of circulation from the increase though it coincided with the downturn, so it was kind of hard to judge what effect the price had. But I think we won't be doing any price hikes in the cover price for quite a while. Probably.

Q: Can you talk about your holding in Recoletos. How stable is that? Will you look to reduce your stake? And do you think Recoletos should be using the depressed market conditions to buy assets?

MMS: Well Recoletos, as you know has Expansion which is a Spanish business paper and that is in a very tight web with the FT and Les Echos and all the other business newspapers so that's important.

But it is more than that, Recoletos is our strategic Spanish company and we have looked to do some expansion in Spain and Latin America with Recoletos. They are a great vehicle for us, they know a lot about Latin America, they have interests in Argentina and Chile and in their business newspapers and we'll continue to look at things like that.

The truth is the Recoletos share price would benefit from a bigger float and it has had pressure because it's such a small float. We look at that all the time and we'll continue to look at that, it wouldn't be a good time to do it right now probably but we will continue to look at it.

Q: Penguin's a great business but it's operating in a relatively low growth industry. What can you do to win share or grow faster than the market as a whole? The second question is, Dorling Kindersley produces really great products, quite clearly, you can just see it from looking at the books, but it's got lousy margins and you've got a path to producing better margins. Could you talk us through in a little detail how you're getting those margins up, what sort of things you're doing and what the time frame is for getting them up closer to the industry margin?

MMS: Well Penguin is in the sort of 3 to 4% growth market of consumer books. It has grown ahead of that market, and there are a few things we can do to improve our growth prospects.

One is to have more bestsellers because that's the most stable source of revenue. Another is to be in areas where we can be leaders that are in fashion. For example biographies are in fashion right now and Roy Keane has just done fantastic things for Penguin this year. DK will also help the growth prospects because illustrated reference and children's list tend to grow faster than adult fiction and non fiction. So that will help.

But it is a slow growth market so our view of Penguin is is that it's about profits, and we do have 12 to 13% margins which are the highest margins in the consumer book business. We can drive them higher because, between Penguin and Pearson Education, we are the biggest book publishers in the world, and so we're consolidating all the back offices, all the distribution and warehousing of those two organisations, they're all being run together. Australia and Canada are already together, the UK will shortly be, and in the US warehousing and distribution is partly together but it will be integrated more. So we're able

to take massive costs out of that business in a way that nobody else can, and that improves our margins as well.

Dorling Kindersley, as most of you have heard me say before, it was just the most horribly run company in the whole wide world so there's no way to go but up with it. I think we've gotten the biggest pop not out of just our back office integration costs, we got those out very quickly, and that was all fine, but we've gotten more out of applying the Penguin salesforce to the DK books. They are so much more professional, so much larger, so much better run, that they have really increased the sales of DK and the revenue side is going to help that margin more than anything else. So we'll get to 5% is our projection this year, 5% margin, and it will take us probably until 2004 before we're at the Penguin margins. Obviously we're pushing hard on that and making great progress, and we are trying in the middle of improving their margins to revitalise all their publishing, DK was a great illustrated publisher for a long time, but everything has to be refreshed and so we've tried to do that, and that's helping.

Q: It's not meant to be pejorative, but is there an element of you moving out of Pevsner and into Roy Keane and taking a more populist approach. Is there an opportunity for becoming a more populist publisher than maybe the group was positioned as five years ago?

MMS: Well we still have 10,000 backlist classics, so, you know, 40 Anthony Trollope books and things like that, so I think we're pretty covered all the way from Pevsner to Roy Keane. But the fact is we are a big frontlist publisher and big backlist publisher, so our frontlist consists of the Nora Roberts and Patricia Cornwells and Tom Clancys of the world. They're the ones that produce the big revenues for you, and they're the ones that get people into book stores and that is what partly drives our business.

But the backlist is susceptible to improvement by technology, hugely susceptible, because print on demand, having not to hold inventory but being able to print two copies of a Trollope book that a bookstore wants, is going to fundamentally change our margins. We do a bit of that now and we'll carry on improving that kind of thing. But I think that I would hope ... I hope people see us as something for everybody, and across genres we'll be the best in class at operating the company, no matter what the topic is.

Q: Finally on corporate issues. Working capital is something which is obviously deathly dull but helps drive value and it's something which you identified as being very important. Can you just give us a few thoughts on what you're doing there and how successful you're being?

MMS: In a publishing company you just use a huge amount of working capital both in work in process and inventory. My goal was zero working capital which John Makinson told me I needed to have therapy about. But I do think that it is possible to do a lot of different things and Rona Fairhead, our new CFO, is working on that. It's not three big things, it is a thousand little things. I get every month a working capital project report and it runs to 40 pages and it is every little bitty thing that everybody is doing, like an editor in the school business in Glenview Illinois who is taking a shorter time to make the social studies program, so if she takes six months fewer then it costs us a lot less, so that's less working capital in plant.

So it's a million things like that, collecting debtors more quickly, changing the payment terms across the business, having different ways of approaching customers and different ways of having partnerships with suppliers so that our printers will hold inventory rather than us, and all those sorts of zillions of little things.

Which is why you have to have an overall goal, and which is why the businesses have an overall goal of a 5% reduction in working capital, it works out to a point about £40 million. And I think we'll achieve that.

Q: On the management side, Pearson since you arrived has moved structurally a long way and you've said that you're broadly happy with the portfolio. Is there now a change in the way you are managing the business?

MMS: I would love to talk about that because I think that's something that Pearson is misunderstood about. When I came in I wanted to have a cohesive company that fit together so the parts were worth more together than they would be apart. I wanted to have a collection of businesses that could be number 1 or 2 in their fields. And I wanted to have a performance company.

We have been pretty passionate about performance from the very beginning, that's why we set out the goal of double digit earnings growth against all advice and probably against some punishment now, the year that we missed it. But everybody in Pearson now knows that's what they are supposed to do, produce double digit earnings growth. Some people think they're supposed to produce double digit revenue growth and that's OK too. That hasn't changed

Our goals and everybody's bonuses are based on sales generation, margin and cash. Their cash measure has changed somewhat but basically most everybody who gets a bonus has that as their goal. Some of them are based on it Pearson wide, some of them are based on it business wide, but 3,000 people have a bonus like that and they are the top management of the company.

What has changed is that now that we have got the portfolio pretty much as we want it. We had to do a lot of transactions to get here, and the transactions got all the headlines, but I didn't spend more than 20% of my time on the transactions. Most of my time has been spent and is still spent going out with salesmen, going to the companies, doing performance reviews, looking at how they're handling various problems. And that's still the case for all the managers in Pearson. So, we haven't changed that style very much.

What we have changed is looking at our return on investment. We've exchanged some slow growth, fairly inexpensive assets, for more expensive higher growth assets, and that caused a hit to our returns for a short time and we knew that was going to happen. Now we've got to make sure we get the returns and so everybody is very much focused on working the businesses that we made. So if there is a change it's that, but it is not a change from a sort of acquisition culture to a performance culture, I don't think you'd find many people that really were involved in the acquisitions at all.

PRESS RELEASES

PENGUIN PUTNAM'S WILLIAM TREVOR AND SARAH WATERS SHORTLISTED FOR THE BOOKER PRIZE

25-09-2002

Penguin Putnam Is The Only U. S. Publisher To Have Two Of Its Writers Shortlisted

New novels by Penguin Putnam's William Trevor and Sarah Waters have been shortlisted for the 2002 Man Booker Prize for Fiction -- the UK's best known literary award. The books are THE STORY OF LUCY GAULT by William Trevor (to be published by Viking in the U. S. on September 30) and FINGERSMITH by Sarah Waters (which was published by Riverhead Books in the U.S. in January).

Penguin Putnam is the only U. S. publisher to have two of its writers shortlisted for the Booker Prize. The shortlist of six books was chosen from a long list of 20 books, which in turn was chosen from 130 entries.

THE STORY OF LUCY GAULT is a brilliant, subtle, and moving novel of love, guilt, and forgiveness that captures the atmosphere of a country in turmoil and the heart-rending emotions of a family torn apart. Opening in the early 1920s in Ireland, it tells of the tragedy that unfolds when the Gault family is forced to follow their neighbors into exile, a decision that will blight them for many years to come. The novel is reviewed on the front page of The New York Times Book Review this coming Sunday.

William Trevor was twice shortlisted for the Booker Prize, in 1976 for his novel The Children of Dynmouth, and in 1991 for Reading Turgenev (which was published in the U.S. along with the short novel My House in Umbria under the title Two Lives). Viking began publishing Trevor in 1964 with his first novel, The Old Boys; he has written thirteen novels, two collections of novellas, and ten collections of stories and in 1977 was named an honorary CBE in recognition of his valuable services to literature. In 1999 he received the prestigious David Cohen British Literature Prize in recognition of a lifetime's literary achievements. He attended Trinity College, Dublin, and is a member of the Irish Academy of Letters.

Kathryn Court, President and Publisher of Penguin Books USA and William Trevor's editor in the U. S., commented, "I'm very excited at William's nomination for the shortlist. It's perhaps the most brilliant and profound book he's ever written."

Viking's most recent Booker-Prize winning novel was Disgrace by J.M. Coetzee, which won the award in 1999.

FINGERSMITH is the story of Sue Trinder, orphaned at birth, who grows up under the rough but loving care of Mrs. Sucksby and her family of unwanted babies-turned-artful dodgers in London, 1862. When one of Mrs Sucksby's scams places Sue as a lady's maid to an heiress in a sprawling Gothic mansion, the narrative explores even darker underworlds, amidst the pinched corsets and rustling skirts of Victorian England.

Sarah Waters has won the Somerset Maugham Award, was named the Sunday Times Young Writer of the Year, and has twice been a finalist for the John Llewellyn Rhys Award. She is the author of two previous novels, Tipping the Velvet and Affinity. A screen adaptation of Tipping the Velvet, produced by the BBC, will make its television premiere in the U.K. later this autumn.

Julie Grau, Vice President and Co-Editorial Director of Riverhead Books, commented, "The Booker Committee's recognition of this enormously gifted young writer is genuinely exciting. This is a very proud moment for Riverhead." Riverhead Books is the U. S. publisher of all three of Waters's novels. FINGERSMITH is the imprint's first book to be shortlisted for the Booker.

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Riverhead Books and Viking, among others. The Penguin Group is owned by Pearson plc, the international media group.

Contact Information

Marilyn Ducksworth
Senior Vice President, Corporate Communications
212-366-2564

Bob Cavosi
Manager, Corporate Communications
212-366-2687

PRESS RELEASES

NCS PEARSON LAUNCHES EXCLUSIVE TEST DELIVERY OF THE NCLEX® EXAMINATION

01-10-2002

Pearson Professional Testing Hires 500 Employees to Staff Test Centers

NCS Pearson today announced that it has launched test delivery of the NCLEX® Examination Program for the National Council of State Boards of Nursing, Inc. (NCSBN) through its electronic testing business, Pearson Professional Testing. This seven-year, exclusive agreement includes test development services and test delivery through the newly constructed network of 200 Pearson Professional Centers. More than 500 jobs were created to staff the test centers across the U.S. and its territories.

The purpose of the NCSBN is to provide an organization through which boards of nursing act and counsel together on matters of common interest and concern affecting the public health, safety and welfare, including the development of the U.S. licensing examinations in nursing. The NCLEX® Examination is administered to approximately 150,000 candidates annually through the RN and PN examination programs.

"We are pleased with our move to Pearson Professional Testing and the partnership we've created, said Kathy Apple, NCSBN Executive Director. "We've diligently worked together to prepare for this program launch." Ms. Apple continued, "The NCLEX® Examination has been an industry-leading program for many years. Switching to Pearson Professional Testing allows us to continue to provide valid and reliable examinations, improve customer service to our exam candidates and advance the overall quality of our testing program."

Preparation for this launch involved a number of significant initiatives for Pearson Professional Testing including implementing NCSBN's adaptive-testing algorithm; creating real-time, web-based eligibility and accommodations tools; enhancing NCS Pearson's CERTS® software for test development and item banking; establishing a test development staff; and constructing 200 company-owned and operated test centers. Over the course of the project, all systems, software and processes related to the test delivery were assessed through a series of alpha and beta tests.

"We are excited to begin testing nurse candidates in our state-of-the-art test centers," said Bob Whelan, vice president and general manager of Pearson Professional Testing. "Our considerable efforts to construct these sites, enhance our testing system and add new software tools have come together for this day. Our test centers, staff and systems are all ready for launch."

About NCS Pearson

NCS Pearson is a global provider of applications, services and technologies for education, testing, assessment, government and complex data management. Through its electronic testing business, Pearson Professional Testing, NCS Pearson implements innovative testing solutions that enhance the performance, reliability and security of professional licensure and certification testing programs throughout the world. NCS Pearson operates as a business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson plc, the international media company.

For more information about Pearson Professional Testing, visit www.pearsontesting.com.

Contact Information

David Hakensen (952) 681-3040 or Kris Hudson (952) 681-3886

PRESS RELEASES

GOLDMAN SACHS COMMUNACOPIA CONFERENCE: PRESENTATION BY PETER JOVANOVICH

03-10-2002

Peter Jovanovich, Chief Executive of Pearson Education, made a presentation to investors on October 3 at the Goldman Sachs Communacopia Conference in New York.

Goldman Sachs is providing archived audio webcasts of company presentations at https://www.gs.com/ir/conf/9

The username is conference/conf9; the password is goldman9.

PRESS RELEASES

NCS PEARSON WINS TWO FEDERAL CONTRACTS VALUED AT $160 MILLION

10-10-2002

NCS Pearson's Government Solutions business unit, a company of Pearson (NYSE: PSO; FTSE: PSON), today announced it had won two federal government contracts valued at $160 million over several years, bringing the value of new government contracts won by Pearson in the past year to over $500 million.

The company was selected by the U.S. Department of Health and Human Services (HHS) to operate and manage the 1-800-MEDICARE Helpline for the Centers for Medicare and Medicaid Services. Its KEI Pearson unit was awarded a three-year contract with the U.S. Department of Defense's Military Health System Resources Information Technology Program Office.

The 1-800 MEDICARE Helpline program serves citizens nationwide who are seeking or currently receiving Medicare and Medicaid benefits and services through HHS. The contract involves recruiting, training and managing staff to handle some 10 million telephone calls a year. The contract is effective Sept. 30, 2002, for three years, with an initial value in excess of $118 million.

KEI Pearson will manage and develop a human resources management support system for the Air Force, Army and Navy that enables the MHS to optimally administer all aspects of human resources and will be accessible by more than 150,000 users worldwide. The contract is for $42 million.

"We are very pleased to have been chosen by both agencies to help deliver these services," said Mac Curtis, president, NCS Pearson Government Solutions. "This is what we do best - helping federal agencies improve their operational effectiveness while raising the level of customer service to their constituents."

Earlier this year, NCS Pearson won a $140 million contract to operate the National Customer Service Center for the U.S. Dept. of Justice, Immigration and Naturalization Service (INS), and a $103 million contract to recruit, screen and help hire 30,000 airport security screeners for the Transportation Security Administration. KEI Pearson also won a contract with the U.S. Navy to provide post-secondary e-learning to sailors at sea around the world through the Navy College Program for Afloat College Education (NCPACE).

About NCS Pearson

NCS Pearson's Government Solutions business unit, based in Arlington, Va., serves the federal government and post-secondary education markets, delivering solutions that support public sector entities in their delivery of information, benefits, and services to their constituents. Clients of NCS Pearson's Government Solutions include the U.S. Departments of Agriculture, Defense, Education, Health and Human Services, Justice, Labor, and Veterans Affairs, the U.S. Office of Personnel Management, and the Transportation Security Administration.

NCS Pearson is a global provider of applications, services, and technologies for education, testing, assessment, government, and complex data management. NCS Pearson operates as a business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson, the international media company.

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